

VIA FACSIMILE AND U.S. MAIL

June 19, 2007

Mr. Joseph M. Buonaiuto
Senior Vice President, Controller and Chief Accounting Officer
American Electric Power Company, Inc.
1 Riverside Plaza, 28th Floor
Columbus, OH 43215

>   **Re: American Electric Power Company, Inc., File No. 1-3525**
> **AEP Generating Company, File No. 0-18135**
> **AEP Texas Central Company, File No. 0-346**
> **AEP Texas North Company, File No. 0-340**
> **Appalachian Power Company, File No. 1-3457**
> **Columbus Southern Power Company, File No. 1-2680**
> **Indiana Michigan Power Company, File No. 1-3570**
> **Kentucky Power Company, File No. 1-6858**
> **Ohio Power Company, File No. 1-6543**
> **Public Service Company of Oklahoma, File No. 0-343**
> **Southwestern Electric Power Company, File No. 1-3146**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed February 28, 2007**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2007**

Dear Mr. Buonaiuto:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                    Sincerely,

                                    William Thompson
                                    Branch Chief